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Exhibit 1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Aber Completes Purchase of Harry Winston

October 02, 2006 — Toronto, Canada — ABER DIAMOND CORPORATION (TSX-ABZ, NASDAQ-ABER) ("Aber" or the "Company") announced today that it has completed the purchase of the minority shareholders' ownership in Harry Winston and expansion of its existing credit facility.

On September 13, 2006, Aber announced that it had entered into an agreement to purchase the minority shareholders' interest in world-renowned jeweler, Harry Winston, for approximately US$157 million giving it full 100% ownership.

The transaction attributes an equity value to Harry Winston of approximately US$330 million. The purchase will be financed through a combination of cash resources and an increase to Aber's existing credit facility. Aber has amended its existing credit facility to include a term loan of US $100 million which has a final maturity date of June 2008.

For further information, please contact:

Robert A. Gannicott, Chairman, and Chief Executive Officer — (416) 362-2237
Amir Kalman, Director, Investor Relations — (416) 362-2237 (ext. 244)

About Aber

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine and owns one of the world's premier retailers of diamond jewelry, Harry Winston.

About Harry Winston

Founded in 1932, Harry Winston is one of the world's most prestigious branded diamond jewelers, providing high-end diamond jewelry and timepieces. Known as "The King of Diamonds", Harry Winston is one of the world's leading luxury goods brands. The name is synonymous with the most famous gemstones and jewelry designs in the world, including the Hope Diamond, the Jonker Diamond, and the Taylor-Burton Diamond.

Information in this news release that is not current or historical factual information may constitute forward-looking information or statements within the meaning of applicable securities laws. Readers are cautioned that actual results are subject to a number of risks and uncertainties, including risks relating to general economic conditions and mining and retail operations, and could differ materially from what is currently expected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Aber Completes Purchase of Harry Winston